# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Net Lease, Inc., CIK 0001526113
CUSIP: 379378201
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 650 FIFTH AVE, 30TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 07/24/2026
Amends the filing with accession number 0000950142-25-001647
Filed by CIK 0001907225
Persons authorized to receive notices and communications: Michael R. Anderson, Bellevue Capital Partners, LLC, 222 Bellevue Avenue, Newport, Rhode Island (RI), 02840, 212-415-6500

## Reporting persons
- Bellevue Capital Partners, LLC (CIK 0001907225): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,489,064; sole dispositive power 0; shared dispositive power 15,489,064; aggregate amount beneficially owned 15,489,064 (7.3% of the class)
- MWM PIC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,910,645; sole dispositive power 0; shared dispositive power 13,910,645; aggregate amount beneficially owned 13,910,645 (6.6% of the class)
- MWM I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,140; sole dispositive power 0; shared dispositive power 26,140; aggregate amount beneficially owned 26,140 (0% of the class)
- AR Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,481; sole dispositive power 0; shared dispositive power 16,481; aggregate amount beneficially owned 16,481 (0% of the class)
- American Realty Capital Global II Special LP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,725; sole dispositive power 0; shared dispositive power 6,725; aggregate amount beneficially owned 6,725 (0% of the class)
- Nicholas S. Schorsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,988,273; sole dispositive power 0; shared dispositive power 15,988,273; aggregate amount beneficially owned 15,988,273 (7.5% of the class)
- Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 404,114; sole dispositive power 0; shared dispositive power 404,114; aggregate amount beneficially owned 404,114 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Global Net Lease, Inc.
Address of issuer's principal executive offices: 650 FIFTH AVE, 30TH FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 4 (the "Amendment") to Schedule 13D (the "Schedule 13D") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 22, 2023 relating to the shares of common stock, par value $0.01per share (the "Common Stock"), of Global Net Lease, Inc., a Maryland corporation (the "Issuer"), as amended by Amendment No. 1 thereto, filed with the SEC on June 24, 2024, as further amended by Amendment No. 2 thereto, filed with the SEC on June 13, 2025, and Amendment No. 3 thereto, filed with the SEC on June 18, 2025. This Amendment updates the Schedule 13D to reflect updates to the beneficial ownership holdings reported on the cover pages to this amendment, including transactions reported under Item 5(c) below. Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 211,931,451 outstanding shares of Common Stock as of May 4, 2026, as reflected in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.
Transactions in the class effected during the past sixty days: Attached as Schedule 5(c).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule 5(c) - Schedule of Sales

Exhibit 99.1 - Power of Attorney

## Signatures
- Bellevue Capital Partners, LLC: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)
- MWM PIC, LLC: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)
- MWM I, LLC: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)
- AR Capital LLC: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)
- American Realty Capital Global II Special LP LLC: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)
- Nicholas S. Schorsch: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)
- Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust: /s/ Matthew A. Lyons, /s/ Matthew A. Lyons, Attorney-in-Fact (07/24/2026)